SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 12 to
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

CERAGON NETWORKS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M22013102
(CUSIP Number)

Nitzba City, Plot 300, Bldg. A, 7th floor, POB 112, Rosh Ha’Ayin 4810002, Israel

Tel: (+972 ) 3-543-1643

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to

Michael Gibson, Katherine Frank, and Stephen Gill
Vinson & Elkins LLP
200 West 6th Street, Suite 2500
Austin, TX 78701
512-542-8400

August 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M22013102

1	NAME OF REPORTING PERSON:
Aviat Networks, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) o
(b) ☐

3	SEC USE ONLY:
4	SOURCE OF FUNDS:
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

	7	SOLE VOTING POWER: 3,348,757
NUMBER OF	8	SHARED VOTING POWER: 0
SHARES
	9	SOLE DISPOSITIVE POWER: 3,348,757
BENEFICIALLY
OWNED BY
	10	SHARED DISPOSITIVE POWER: 0
EACH
REPORTING
PERSON WITH:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,348,757
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)	☐
EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.0% (1)

14	TYPE OF REPORTING PERSON:
CO

(1)Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON:
Weinstock Legacy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) o
(b) ☐

3	SEC USE ONLY:
4	SOURCE OF FUNDS:
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Texas

	7	SOLE VOTING POWER: 0
NUMBER OF	8	SHARED VOTING POWER: 0
SHARES
	9	SOLE DISPOSITIVE POWER: 0
BENEFICIALLY
OWNED BY
	10	SHARED DISPOSITIVE POWER: 0*
EACH
REPORTING
PERSON WITH:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)	☐
EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.00% (1)

14	TYPE OF REPORTING PERSON:
OO

*Consists of shares owned by Weinstock Legacy, LLC

(1)Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

CUSIP No. M22013102

1	NAME OF REPORTING PERSON:
Craig Weinstock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) o
(b) ☐

3	SEC USE ONLY:
4	SOURCE OF FUNDS:
PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

NUMBER OF	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0*
SHARES
BENEFICIALLY	9	SOLE DISPOSITIVE POWER: 0
OWNED BY
EACH	10	SHARED DISPOSITIVE POWER: 0*
REPORTING
PERSON WITH:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11)	☐
EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.00% (1)

14	TYPE OF REPORTING PERSON:
IN

*Consists of shares owned by Weinstock Legacy, LLC

(1)Based on 84,032,943 Ordinary Shares (as defined herein) issued and outstanding as of July 17, 2022, as disclosed in the Issuer’s (as defined herein) proxy statement dated July 18, 2022.

Explanatory Note: This statement on Schedule 13D amends the previously amended Schedule 13D of Aviat Networks, Inc. (one of the “Reporting Persons”) that was filed with the Securities and Exchange Commission on June 27, 2022, and amended on July 8, 2022, July 13, 2022, July 22, 2022, July 29, 2022, August 1, 2022, August 3, 2022, August 4, 2022, August 10, 2022, August 11, 2022, August 16, 2022, and August 18, 2022 with respect to the Ordinary Shares of Ceragon Networks, Ltd. (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 12 to the Schedule 13D. Capitalized terms used by not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

The Reporting Persons are filing this 13D/A to report a reduction in shares held.

As previously disclosed on June 27, 2022, Aviat Networks, Inc. (“Aviat”) delivered a special meeting request letter to Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Issuer”). On August 23, 2022, the Extraordinary General Meeting of shareholders was held, and according to the preliminary voting results, the proposal to remove three members of the Issuer’s Board of Directors did not pass nor did the proposal to elect Aviat’s director nominees.

Item 5. Interest in Securities of the Issuer.

Item 5(c) and Schedule II are hereby amended and restated as follows:

(a) Schedule II sets forth the transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days. To the Reporting Persons’ knowledge, no Listed Person has effected any transaction in the Ordinary Shares during the past 60 days.

[CUSIP NO.M22013102]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

Aviat Networks, Inc.

By:    /s/ Pete Smith

Name:	Pete Smith
Title:	President and Chief Executive Officer

Weinstock Legacy, LLC

By:    /s/ Erin Boase, as attorney-in-fact

Name:	Craig Weinstock
Title:	President

/s/ Erin Boase, as attorney-in fact

Name: Craig Weinstock

SCHEDULE II
The following table lists all transactions completed by each Reporting Person in the Ordinary Shares since June 23, 2022. Each of the following transactions were open market transactions.

Aviat Networks, Inc.
Date	Shares sold	Price
8/10/2022	75,000	$2.64
8/11/2022	100,000	$2.61
8/12/2022	100,000	$2.55
8/15/2022	100,000	$2.51
8/16/2022	100,000	$2.47
8/17/2022	100,000	$2.44
8/18/2022	100,000	$2.44
8/19/2022	100,000	$2.36
8/22/2022	65,000	$2.29
8/23/2022	100,000	$2.27

Weinstock Legacy, LLC
Date	Shares sold	Price
8/16/2022	10,000	2.52

Craig Weinstock
None